Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Three-Five Systems Limited	United Kingdom
Three-Five Systems Pacific, Inc.	Philippines
Three-Five Systems (Beijing) Co., Ltd.	Peoples Republic of China
ETMA Corporation	Washington
TFS-DI, Inc.	Arizona
TFS International, Ltd.	Bermuda
TFS International II, Ltd.	Bermuda
TFS Electronic Manufacturing Services Sdn. Bhd.	Malaysia